Back **2012-02-22, 16:26:50, EST**

Insider: Guidry.G **Issuer:** TransGlobe Ener **Security:** Convertibl TGL.DB

Transaction Number	2033227		
Security designation	Convertible Debentures TGL.DB		
Opening balance of securities held	0		
Date of transaction	2012-02-22		
Nature of transaction	16 - Acquisition or disposition under a prospectus exemption		
Number or value of securities acquired	100000		
Unit price or exercise price		Currency	
Closing balance of securities held	100000	Insider's calculated balance	
Filing date/time	2012-02-22 16:26:42		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			